SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX	BEIJING BOSTON BRUSSELS CENTURY CITY CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO	SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
FOUNDED 1866

February 10, 2016
By Edgar
M. Hughes Bates, Esq. Special Counsel Office of Structured Finance Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
Re:	Daimler Trust Leasing LLC Daimler Trust Registration Statement on Form SF-3 File Nos. 333-208533 and 333-208533-01
Dear Mr. Bates:
On behalf of the registrants, Daimler Trust Leasing LLC and Daimler Trust, we transmit for filing under the Securities Act of 1933, Amendment No. 2 to the registration statement on Form SF-3, nos. 333-208533 and 333-208533-01.
In addition, the registrants have instructed us to provide each of the responses set forth below to the staff’s comments of February 3, 2016.  For ease of reference, the staff’s comments have been repeated below in italics.  Each comment is followed by the registrants’ response, and we refer to each of your comments by the number assigned to it by you.
Form SF-3
Form of Prospectus
1.
We note your disclosure on pages 43 to 44 that “[t]he Indenture Trustee will be under no obligation to exercise any of the rights or powers vested in it by the Indenture or to make any investigation of matters arising under the Indenture or to institute, conduct or defend any litigation under the Indenture or in relation to the Indenture or that litigation at the request, order or direction of any of the Noteholders, unless those Noteholders have offered to the Indenture Trustee security or indemnity satisfactory to it against the costs, expenses and liabilities that may be incurred by the Indenture Trustee, its agents and its counsel in connection with the exercise of those rights.” Please revise to clarify, as you have done in Section 7.01(d) of the Form of Indenture, that such restrictions and

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

M. Hughes Bates, Esq.
February 10, 2016

conditions do not apply to, and will not otherwise impair, investors’ ability to utilize the asset representations review provision.
We have revised the referenced disclosure in response to this comment.
MBFS USA
Underwriting, page 53
2.
While we note your response to prior comment 9 that referral to a credit analyst does not involve a different level of underwriting, it is not clear how the underwriting process works with respect to applications reviewed by credit analysts. In the adopting release for Item 1111(a)(8) of Regulation AB, the Commission stated “[t]o the extent the underwriting criteria outlined in the prospectus are broad or describe underwriting decisions involving the use of discretion, the prospectus would need to provide disclosure of how the broad subjective underwriting decisions were applied” (emphasis added). See Issuer Review of Assets in Offerings of Asset-Backed Securities Adopting Release (Release No. 33-9176) (Jan. 20, 2011). Accordingly, please amend your disclosure to provide greater detail about how the underwriting process works with respect to applications approved by credit analysts, including the application of MBFS USA’s underwriting standards by MBFS USA’s credit analysts, whether the same decision rules are used in the automatic approval process and by the credit analysts, and whether credit analysts are authorized to make judgmental underwriting decisions or approve applications that do not meet MBFS USA’s established underwriting standards.

We have revised the referenced disclosure in response to this comment.
Asset Representations Review, page 78
3.	While we note your revisions in response to prior comment 16, the second to last sentence under the delinquency trigger paragraph appears to be missing words. Please revise accordingly.
We have revised the second to last sentence under the delinquency trigger paragraph in response to this comment.
Dispute Resolution for Repurchase Requests, page 80
4.
We note your disclosure indicating that requesting parties may choose mediation, which will include non-binding arbitration. Please revise the language in the second to last paragraph in this section to clarify that the requesting party is giving up its right to sue

M. Hughes Bates, Esq.
February 10, 2016

in court by selecting binding arbitration. Please make this change to all applicable transaction agreements, including Section 3.11 of the Form of 201[_]-[_] Servicing Supplement.
We have revised the referenced disclosure and made corresponding changes to the form of the Servicing Supplement, an amended copy of which is filed as an exhibit to Amendment No. 2 to the registration statement.
Exhibit Index, page II-8
5.
Please revise the footnote notation for Exhibits 102.1 and 103.1 to reference the footnote which states “[f]or any offering commencing after November 22, 2016, to be incorporated by reference from the Form ABS-EE for such offering on file at the time of the Rule 424(h) or Rule 424(b) filing, as applicable, for such offering.”

We have revised the referenced footnote notation in accordance with this comment.
Form of 201[_]-[_] Servicing Supplement
Section 3.11 Dispute Resolution, page 9
6.
We note your disclosure stating “if the Lease subject to a Reallocation Request was part of a Review and the Review Report showed no Test Fails for such Lease, the Reallocation Request for the Lease and the related Vehicle will be deemed to be resolved.” This limitation on the availability of dispute resolution appears inconsistent with the shelf eligibility requirement. Please revise accordingly. Refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release No. 33-9638) (Sept. 4, 2014) (“while we believed that our asset review shelf requirement would help investors evaluate whether a repurchase request should be made, we structured the dispute resolution provision so that investors could utilize the dispute resolution provision for any repurchase request, regardless of whether investors direct a review of the assets. We believe that organizing the dispute resolution requirement as a separate subsection in the shelf eligibility requirements will help to clarify the scope of the dispute resolution provision.”).

We have removed the referenced language from the Section 3.11 of the form of the Servicing Supplement in response to this comment.

M. Hughes Bates, Esq.
February 10, 2016

Form of Asset Representations Review Agreement
Section 3.06 Dispute Resolution, page 8
7.
We note that the reasonable out-of-pocket expenses of the Asset Representations Reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator. For mediation, the parties shall mutually determine the allocation of any expenses. Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

We have revised Section 3.06 of the form of Asset Representations Review Agreement in accordance with this comment and are filing a copy of the revised form of the agreement as an exhibit to Amendment No. 2 to the registration statement.
Please contact me at 212-839-5334 or sknopf@sidley.com with any questions or comments regarding this matter.  Thank you for your time and attention.
Sincerely,

/s/ Siegfried Knopf

cc:	Michelle Stasny, Esq. – Securities and Exchange Commission
Steven C. Poling, Esq. – Daimler Trust Leasing/Daimler Trust
Dale W. Lum, Esq. – Sidley Austin LLP